

June 30, 2015

Kevin B. Marsh
Chairman of the Board, President, Chief Executive Officer and Chief Operating Officer
SCANA Corporation
100 SCANA Parkway
Cayce, South Carolina 29033

   Re: **SCANA Corporation**
      South Carolina Electric & Gas Company
      Form 10-K for the Fiscal Year Ended December 31, 2014
      Filed February 27, 2015
      File No. 001-08809 & 001-03375

Dear Mr. Marsh:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Jennifer Thompson

         Jennifer Thompson
         Accounting Branch Chief